UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

New Fortress Energy Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

644393100

(CUSIP Number)

Jonathan Rotolo
10 Station Place, P.O. Box 233

Norfolk, CT 06058

(203) 907-2858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

SCHEDULE 13D

CUSIP No. 644393100		Page 2 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
NFE SMRS Holdings LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		34,701,279
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		34,701,279

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,701,279

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  16.8% (Calculations are based upon a total of 206,698,564 shares of Class A Common Stock outstanding, as disclosed on the Issuer’s Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021).

14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 644393100	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Great Mountain Partners LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		34,701,279
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		34,701,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,701,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (Calculations are based upon a total of 206,698,564 shares of Class A Common Stock outstanding, as disclosed on the Issuer’s Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021).

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 644393100	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jonathan Rotolo

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		34,701,279
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		34,701,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,701,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (Calculations are based upon a total of 206,698,564 shares of Class A Common Stock outstanding, as disclosed on the Issuer’s Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021).

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 644393100	Page 5 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Alexander Thomson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		34,701,279
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		34,701,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,701,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (Calculations are based upon a total of 206,698,564 shares of Class A Common Stock outstanding, as disclosed on the Issuer’s Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021).

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 644393100	Page 6 of 7 Pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of New Fortress Energy Inc. (the “Issuer”), located at 111 W. 19th St., 8th Floor, New York, NY 10011. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On May 11, 2021, NFE SMRS Holdings LLC entered into a 10b5-1 sales plan (the “10b5-1 Plan”) pursuant to which it may sell up to 7,000,000 shares of the Issuer’s outstanding Class A Common Stock through May 22, 2022, subject to certain volume and pricing limits. The amount and timing of any sales, if any, may vary and will be based on market conditions, share price and other factors. The program does not require NFE SMRS Holdings LLC to sell any specific number of shares of Class A Common Stock or any at all, and may be modified, suspended or terminated at any time without notice.

Subject to applicable securities laws and regulations, market conditions and other factors, the reporting persons may sell all or a portion of the shares of Class A Common Stock beneficially owned by the reporting persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act, pursuant to registered secondary offerings, in privately negotiated transactions or otherwise, including pursuant to additional 10b5-1 sales plans, for asset diversification and liquidity purposes. The reporting persons may modify their current plans depending on the reporting persons’ evaluation of various factors, including the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price level of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the reporting persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

SCHEDULE 13D

CUSIP No. 644393100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

May 12, 2021

NFE SMRS Holdings LLC

By: Great Mountain Partners LLC, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

Great Mountain Partners LLC

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo

By:	/s/ Alexander Thomson
Alexander Thomson